Exhibit 99.1

Management Discussion and Analysis

OVERVIEW

The Company continues to focus on becoming a recognized and valued mid-tier gold producer, and maximizing its earnings and cash flows while maintaining a strong balance sheet. The Company will pursue a number of strategies to achieve these objectives. First, the performance of existing assets continues to be maximized, thereby enhancing cash flow and earnings. One initiative to achieve this, the extension of the Seabee mine shaft commissioned in November of 2003, will result in significant mine operating cost savings in future years.

Second, Claude will ensure continued funding of exploration efforts at advanced projects. These include the formerly producing Tartan Lake mine, a property that is the subject of a planned underground exploration program in 2004, and the properties surrounding the Seabee mine, which are integral components for the potential development of a satellite source to supplement existing mill feed stock.

Third, potential production from the Madsen, Red Lake, Ontario property (optioned to Placer Dome) could have a significant impact on future cash flows and earnings.

Fourth, while the existing asset base does not make Claude dependent on mergers or acquisitions to achieve its objectives, the Company will consider strategically attractive alternatives. With a balance sheet free of long-term debt, a funded Madsen project and aggressive exploration programs, Claude is well positioned to realize its objectives over the longer term.

The following discussion is a review of the financial performance and position of Claude for the years ended December 31, 2003 and 2002. The discussion should be read in conjunction with the Company’s audited financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Results of Operations

For the year ended December 31, 2003, Claude recorded net earnings of $1.9 million, or $0.04 per share. This compares to a restated loss due to a change in accounting policy of $1.6 million, or $0.03 per share, in 2002.

The Company’s cash flows from operations before net change in non-cash working capital items more than doubled in 2003, from $3.8 million, or $0.08 per share, to $7.8 million, or $0.14 per share, this year.

Revenue

Total revenues for the year increased by 28%, from $27.4 million in 2002 to $35.2 million in 2003.

The Seabee was the main contributor to this improvement with a $5.4 million, or 27%, increase in gold sales year over year. Excluding the strengthening Canadian versus US dollar exchange rate, revenue growth would have increased an additional $3.1 million.

Gold sales increased from 41,500 ounces in 2002 to 50,800 ounces this year. This 22% improvement in sales volume was the result of improved mine planning and increased mine development undertaken in 2002 and 2003. A 16% increase in average US dollar gold prices realized per ounce (2003 - CDN $508, US $362; 2002 - CDN $490, US $312) combined with increased sales volume helped minimize the negative impact of the exchange rate.

The mine fell short of its 2003 production target by 2%, or 1,200 ounces, due largely to lower than expected grade from two stopes being mined in November and December. For 2004, the mine plan calls for gold production of approximately 51,000 ounces. Prices are expected to be consistent or better than those realized in 2003.

Gross oil, NGLs and gas revenues totaled $9.4 million in 2003, a 34% increase from the $7.0 million recorded in 2002.

2003 oil and NGLs sales volumes were 91,200 barrels, 10% higher than the 83,200 barrels sold in 2002. This volume improvement was a result of drilling success on the Zama and Nipisi properties. The average realized price per barrel in 2003 was US $27.43 (CDN $38.49) versus US $23.83 (CDN $37.42) last year. Excluding the impact of the exchange rate, oil and NGLs revenue growth would have improved by an additional 12%.

As a result of normal production decline rates, gas sales volume fell 10% from 886 MMCF in 2002 to 800 MMCF in 2003. The average US dollar price realized nearly doubled, from US $2.47 (CDN $3.88) per MCF in 2002 to US $4.62 (CDN $6.48) this year. Excluding the impact of the exchange rate, gas revenues would have improved by an additional 12%.

Expenditures

Total mine operating costs rose 12% from $16.1 million in 2002 to $18.0 million this year. Much of this increase can be attributed to mining smaller stoping blocks at lower levels of the mine. This situation began to improve towards the end of the third quarter as the development of larger stopes was completed and the shaft extension was commissioned.

Improved gold sales volume was offset by increased mine operating costs and a stronger Canadian dollar. This resulted in an increase in total cash cost per ounce from US $246 in 2002 to US $253 this year. The strengthening Canadian dollar was responsible for US $27 of this year's cash cost per ounce total.

The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

As a result of the shaft commissioning, operating costs in 2004 are expected to return to historic levels of $16 million to $16.5 million, with total cash costs per ounce of approximately US $240.

Oil and gas operating costs increased slightly from $1.1 million in 2002 to $1.3 million in 2003. General and administrative costs remained relatively constant at $2.1 million. Interest and other costs increased by $.2 million while the provision for income taxes rose slightly.

Depreciation and depletion of the Company’s gold assets was $5. 4 million in 2003 compared to a restated $4.9 million in 2002. This variance is the result of using a larger asset base in the calculation offset by fewer tonnes broken. Depreciation and depletion cost per ounce in 2003 was US $75 versus US $76 last year. The dollar exchange rate was responsible for US $8 of this year’s per ounce figure.

Liquidity & Financial Resources

Cash flow from operations before net change in non-cash working capital items more than doubled, increasing to $7.8 million in 2003 from $3.8 million in 2002. This was due to greater contributions from both gold and oil & gas operations.

Investing

During the year, the Company redeemed $.3 million of its short-term investments while acquiring an additional $1.0 million long-term investments largely through proceeds from common share warrants exercised during the year.

Mineral property expenditures reached levels not seen since 1998: $14.9 million in 2003 (2002 - $8.2 million). This includes $5.9 million in development expenditures at the Seabee mine (2002 - $5.7 million); $6.2 million in infrastructure additions at the mine, including the shaft extension and tailings dam upgrade; and $1.7 million in exploration (2002 - $1.4 million).

For the years ended December 31,	2003	2002	2001

Production cost per ounce (US $)
Cash operating costs	$253	$246	$221
Royalties and production taxes	-	-	-

Total cash costs	253	246	221
Depreciation and depletion	75	76	73

Total production costs	$328	$322	$294

In 2004, capital expenditures for mineral properties are expected to decline significantly. Development costs should remain between $5.0 and $6.0 million, however, infrastructure costs are expected to be below $1.5 million. Exploration costs, primarily funded by a year end flow-through share issue, are expected to be between $2.5 and $3.2 million.

Oil and gas capital expenditures of $1.8 million, more than twice that incurred in 2002, largely consist of drilling costs at the Nipisi and infrastructure costs on the Edson unit and Edson gas plant.

In 2004, oil and gas capital expenditures are expected to be the same or slightly higher, a result of increased drilling planned on the Nipisi property.

During the year, Claude purchased $.5 million in investment certificates for use as collateral for reclamation requirements at the Seabee mine. The Company has fully satisfied the financial assurance requirements for its Seabee and Madsen mining properties.

Financing

Financing activities in 2003 included the issue of 2,500,000 common share units at a price of $1.50 per unit for gross proceeds of $3,750,000; a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for gross proceeds of $2,500,000; the issue of 2,500,000 common share units at a price of $2.00 per unit for gross proceeds of $5,000,000; and, the exercise of 2,688,020 warrants, pursuant to 2002 and 2003 private placements, for gross proceeds of $3.4 million.

During 2003, the Company repaid a $110,000 demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also paid down $60,000 of a capital lease obligation. At December 31, 2003, working capital was $11.9 million, an increase of $3.6 million from 2002. This was a combination of increased contribution margins from producing assets and share issuance proceeds, offset by certain capital expenditures financed through operating cash flows.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At December 31, 2003, Claude had outstanding forward gold contracts related to 2004 production of 6,000 ounces, at an average price of US $388 per ounce. The market value loss inherent in these contracts is US $175,000. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million, at an average exchange rate of 1.3446 $CDN/$US. The market value gain inherent in these contracts is US $342,000.

ACCOUNTING ESTIMATES

A comprehensive discussion of the Company’s significant accounting policies is contained in Note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

The Company engages independent professional consultants to evaluate its mineral reserves as well as its proved and probable oil, NGLs and natural gas reserves. The estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold or petroleum prices and future operating and capital costs can have a significant impact on the impairment assessments of long-lived assets.

Future Site Restoration

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes the shrinkage stope mining method to mine its orebody at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value and recorded as shrinkage stope platform costs on the balance sheet. This broken ore is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade of this broken ore vary significantly from estimates or should the price of gold decline such that the timing of processing of this ore is affected, there could be a material impact on the profitability of the mining operations.

RISK MANAGEMENT

Claude’s profitability is dependent on several factors: the quantity of gold and oil & gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These include particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Non-Operator Status of Oil and Gas Properties

All of Claude’s oil and gas properties are operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas properties are similar to those found for its gold assets.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, from cost of operations to variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2003, the market price for gold ranged from a low of US $320 to a high of US $416, with an average price of US $363.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the stoppage of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.

Foreign Exchange Risk

The price of gold and oil & gas is denominated in US dollars and, accordingly, Claude’s revenues from operations from the Seabee mine are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated movements in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2003, CDN$/US$ exchange rate ranged from a low of $1.2924 to a high of $1.5747 with an average of $1.4015.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level of recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Environmental Risk

In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.

Unfavourable Government Regulatory Changes

Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

If the Company fails to meet its ongoing obligations on a timely basis it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that $1 million to $1.5 million is the minimum exploration expenditure required to fulfill Claude’s intended exploration programs.

As a result of a flow-through share agreement entered into at the end of 2003, the Company is required to expend $2.5 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004.

Industry Competition

Claude’s business is intensely competitive. The Company necessarily competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral dispositions and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.

Outlook

Claude believes that the higher price environment for gold will prevail throughout 2004. The Company’s aggressive exploration programs on exploration projects in 2004 could lead to rapid and cost efficient expansion of its gold production. Exploration success combined with Claude’s strong balance sheet gives the Company confidence that it can move materially closer to becoming a mid-tier producer.

KEY SENSITIVITIES

Earnings of the Company’s gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2003 actuals, are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of $.7 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.4 million, or $0.01 per share.

Oil & NGLs

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $.6 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.05 million, or $0.00 per share.

Gas

For a US $1 price movement in gas price per MCF, earnings and cash flow will have a corresponding movement of $1.1 million, or $0.02 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.07 million, or $0.00 per share.

Caution Regarding Forward-Looking Information

Some of the statements contained in the annual report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.